FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Matthews, Michael J.	2. Date of Event Requring Statement (Month/Day/Year) 06/17/2002	4. Issuer Name and Ticker or Trading Symbol Aames Financial Corporation (AMSF)
(Last) (First) (Middle) 350 S. Grand Avenue, 43rd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable): ___Director ___10% Owner _X_Officer (give ___Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year) 06/27/2002
(Street) Los Angeles, CA 90071			7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Onwership (Instr. 5)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expira- tion Date	Title	Amount or Number of Shares
Option to purchase Common Stock (1)	(2)	06/17/2002	Common Stock	300,000 (2)	$0.85	D

Explanation of Responses:
(1) Right to purcahse. (2) Vests 20% on date of grant (June 17, 2002); vests 20% annually thereafter on anniversary date of grant until fully vested.
/s/ Michael J. Matthews	07/15/2002
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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